K&L|GATES                         Kirkpatrick & Lockhart Preston Gates Ellis LLP
                                  1601 K Street NW
                                  Washington, DC  20006-1600

                                  T 202.778.9000     www.klgates.com


                                  May 20, 2008


VIA EDGAR
---------

Mr. Vincent J. Di Stefano
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

     Re:      RMK Advantage Income Fund, Inc.
                  (File No. 811-21631)
              RMK High Income Fund, Inc.
                  (File No. 811-21332)
              RMK Multi-Sector High Income Fund, Inc.
                  (File No. 811-21833)
              RMK Strategic Income Fund, Inc.
                  (File No. 811-21487)
              Morgan Keegan Select Fund, Inc.
                  (File No. 811-09079)
              Preliminary Proxy Statements on Schedule 14A
              --------------------------------------------

Dear Mr. Di Stefano:

     Set forth below are the responses of the above registrants (the "Funds") to the staff's comments on the Funds' preliminary proxy statements filed on May 2, which you conveyed during our telephone call on May 9.

1. COMMENT: In the first paragraph under the heading "Reasons for Board Approval and Recommendation," please add disclosure regarding what prompted the proposed change in the Funds' investment adviser.

     RESPONSE: We revised the first paragraph under the "Reasons for Board Approval and Recommendation," as follows:

     In late 2007, HBAM, which had been serving as a valuation consultant to the Funds since August 2007, expressed an interest in becoming the Funds' investment adviser and began discussions with MAM regarding HBAM taking over the management of the Funds. MAM requested and received a proposal from HBAM under which HBAM would serve as investment adviser to the Funds. The details of the proposal from HBAM (the "Proposal") were discussed with

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K&L|GATES

Mr. Vincent J. Di Stefano
May 20, 2008
Page 2


     the Independent Directors during a telephonic meeting on January 16, 2008 and at an in-person meeting held on January 23, 2008. MAM represented to the Boards that MAM believed that the Proposal was in the best interests of the shareholders of each of the Funds. The essential elements of the Proposal have been incorporated into the Adoption Agreement.

2. COMMENT: In the second paragraph under the heading "Section 15(f) of the 1940 Act," please explain why HBAM has agreed that at least 75% of each Fund's directors will be Independent Directors for only two years after the consummation of the Transaction and not three years.

     RESPONSE: This was an inadvertent typographical error. The disclosure has been corrected to state that HBAM has agreed that at least 75% of each Fund's directors will be Independent Directors for three years after the consummation of the Transaction.


                                    * * * * *

     If you have any questions  regarding the  foregoing,  please  contact me at
(202) 778-9024, or Alan Porter at (202) 778-9186.

                                        Sincerely,

                                        /s/ Mitra Shakeri
                                        -----------------
                                        Mitra Shakeri